Exhibit 99.37

Volaris Reports May 2020 Traffic Results:

Schedule Reductions to Face COVID-19

Mexico City, Mexico. June 4, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports May 2020 preliminary traffic results.

In May 2020, Volaris carefully managed its network in response to the decline in demand for air travel due to the SARS-CoV-2 (COVID-19) pandemic. As a result, and in line with prior capacity guidance issued by the Company, capacity measured by ASMs (Available Seat Miles) decreased by 88.1% vs the same period of last year, while demand measured by RPMs (Revenue Passenger Miles) decreased 88.1% year over year. Volaris transported a total of 213 thousand passengers during the month of May, a decrease of 88.9% year over year.

Network-wide booked load factor for May 2020 was 87.5%, with a 105% international booked load factor. The unusually high booked load factor on international flights was a result of the consolidation of flights due to the COVID-19 related itinerary reductions. Onboard load factor in the international market was 90%. Volaris continues to offer flexible change policies for its customers.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for May 2020, said: “Volaris priority continues to be safeguarding the health of our customers and ambassadors, while actively managing our operations to minimize the financial impacts in this challenging time and preserve capital.  During June, we are implementing new biosecurity and preventive measures for the safety and well-being of Volaris’ personnel and passengers, and are launching a parallel communication campaign entitled con Volaris SEGURO vuelas. May traffic was the most impacted month by COVID-19 to date. Nevertheless, for June 2020 Volaris announced it will operate approximately 33% of the originally planned schedule, responding to recent, stronger demand.”

The following table summarizes Volaris traffic results for the month and year to date.

	May 2020	May 2019	Variance	May YTD 2020	May YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	187	1,309	(85.7%)	4,117	5,953	(30.8%)
International	29	513	(94.3%)	1,584	2,365	(33.0%)
Total	216	1,822	(88.1%)	5,701	8,318	(31.5%)
ASMs (in millions, scheduled & charter)
Domestic	219	1,443	(84.8%)	4,765	6,858	(30.5%)
International	28	629	(95.6%)	1,943	2,990	(35.0%)
Total	247	2,072	(88.1%)	6,708	9,848	(31.9%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	85.2%	90.7%	(5.5) pp	86.4%	86.8%	(0.4) pp
International	105.4%	81.8%	23.6 pp	81.5%	79.3%	2.2 pp
Total	87.5%	88.0%	(0.5) pp	85.0%	84.5%	0.5 pp
Passengers (in thousands, scheduled & charter)
Domestic	194	1,569	(87.6%)	4,701	7,077	(33.6%)
International	19	357	(94.7%)	1,096	1,662	(34.1%)
Total	213	1,926	(88.9%)	5,797	8,739	(33.7%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 32 and its fleet from four to 81 aircraft. Volaris offers more than 46 daily flight segments on routes that connect 29 cities in Mexico and 3 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100